December 16, 2009

VIA ELECTRONIC TRANSMISSION

Linda Stirling, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re: Baron Select Funds (the “Registrant”)—Securities and Exchange Commission (“SEC” or the “Staff”) Review of Post-Effective Amendment No. 18 to the Registration Statement on Form N-1A, File Nos. 333-103025; 811-21296

Dear Ms. Stirling:

This letter is in response to comments that the Registrant received verbally from the Staff on Wednesday, November 25, 2009 in connection with the Registrant’s Post-Effective Amendment No. 18 to the Registration Statement on Form N-1A as filed with the SEC on October 15, 2009 and is being re-filed to reflect additional comments received from the SEC on December 14, 2009.

In addition, in connection with this filing, the Registrant hereby states the following:

1.	The Registrant acknowledges that in connection with the comments made by the Staff, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and the Registrant and its management are responsible for the content of such disclosure;
2.	The Registrant acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments does not foreclose SEC action, or other action, with respect to the disclosure made herein; and
3.	The Registrant represents that neither the Registrant nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding brought by the SEC or any other person under the federal securities laws of the United States.

The Registrant’s responses to the Staff’s comments are as follows:

COMMENT 1: Prospectus—Cover Page

Comment: Remove the information regarding Baron Select Funds and Baron Investment Funds Trust and each of their respective series from the second page of the prospectus because this information is not required by Items 1-8 of Form N-1A. Alternatively, the Registrant may include this information on the cover page of the prospectus.

Response: The Registrant has included this informational language on page 27 of the prospectus.

COMMENT 2: Prospectus—Cover Page

Comment: Remove the following disclosure from third page of the prospectus because this disclosure is not required by Items 1-8 of Form N-1A: “This prospectus contains essential information for anyone investing in these funds. Please read it carefully and keep it for reference.”

Response: The Registrant has deleted this disclosure.

COMMENT 3: Prospectus—Table of Contents

Comment: Remove the disclosure regarding the share classes offered by the Funds from the page containing the “Table of Contents” in the prospectus because it is not required by Items 1-8 of Form N-1A. This language should be moved to another section of the prospectus.

Response: The disclosure regarding the share classes offered by the Funds has been moved to page 33 of the prospectus under the heading “Share Classes.”

COMMENT 4: Summary Prospectus—Investment Goal

Comment: In the Summary Prospectus section of the prospectus for each of the Funds, change the heading “Investment Goals” to “Investment Goal.”

Response: The Registrant has revised the section headings accordingly.

COMMENT 5: Summary Prospectus—Fees and Expenses of the Fund—Annual Fund Operating Expenses

Comment: Remove footnotes 1, 3 and 4 from the Annual Fund Operating Expenses table because these footnotes are not required by Item 3 of Form N-1A.

Response: The Registrant has removed footnotes 1, 3 and 4 from the Annual Fund Operating Expenses table in the Summary Prospectus section of the prospectus for each Fund.

COMMENT 6: Summary Prospectus—Fees and Expenses of the Fund—Annual Fund Operating Expenses

Comment: In the Summary Prospectus section for Baron Partners Fund, footnote 2 to the Annual Fund Operating Expenses table relating to expense reimbursement should be removed if it does not accompany a specific line item.

Response: The Registrant has removed this footnote for Baron Partners Fund.

COMMENT 7: Summary Prospectus—Fees and Expenses of the Fund—Example

Comment: Conform the introductory language accompanying the “Example” in the Summary Prospectus section for each of the Funds to the language set forth in Form N-1A.

Response: The Registrant respectfully declines the Staff’s comment. Item 3 of Form N-1A prohibits disclosure of expense waiver agreements that expire less than 1 year from the effective date of the registration statement. Because the Funds’ expense waiver agreements are included in their investment advisory agreements, which require approval on an annual basis, except in the case of new funds where the initial agreement is for a two-year term, the Funds would never be able to disclose expense waivers that are actually in effect because they would always expire in less than 1 year from the effective date of the registration statement. Baron Retirement Income Fund is the only Fund that is affected by this. (Baron Partners Fund’s expenses did not meet the expense threshold that would trigger the expense waiver; Baron International Growth Fund and Baron Real Estate Fund still have more than 1 year before their initial investment advisory agreements’ 2-year terms expire). The Registrant will revise the Investment Advisory Agreements for the Funds to remove the expense waivers and include them in separate agreements with terms that will permit disclosure in accordance with Item 3 of Form N-1A as soon as reasonably practicable. Therefore, the Registrant intends to leave the expense waiver disclosure as is for Baron Retirement Income Fund as it accurately describes what a shareholder’s expenses are in year 1.

COMMENT 8: Summary Prospectus—Fees and Expenses of the Fund—Example

Comment: Remove the two additional paragraphs beneath the “Example” from the Summary Prospectus section of the prospectus of each Fund because that disclosure is not required by Items 1-8 of Form N-1A.

Response: The Registrant has removed the disclosure.

COMMENT 9: Summary Prospectus—Investments, Risks, and Performance—Principal Investment Strategies of the Fund

Comment: If the Funds disclose that they invest in debt securities in the “Principal Investment Strategies of the Fund” section of the Summary Prospectus section of the prospectus, describe the kinds of debt securities that they will invest in, including quality and maturity.

Response: The Registrant has removed the language “equity and debt” preceding securities in the “Principal Investment Strategies of the Fund” sections from the summary sections of the prospectus for each Fund and has included the necessary descriptions of debt securities, which the Registrant does not consider a principal investment strategy, in the statutory prospectus as required by Item 9 of Form N-1A.

COMMENT 10: Summary Prospectus—Investments, Risks, and Performance—Principal Investment Strategies of the Fund

Comment: Explain what the Registrant means by “long” positions in the “Principal Investment Strategies of the Fund” section in the Summary Prospectus section of the prospectus for Baron Partners Fund or remove the word “long.”

Response: The Registrant has removed the word “long” from this section.

COMMENT 11: Summary Prospectus—Investments, Risks, and Performance—Principal Risks of Investing in the Fund

Comment: Remove the words “more or” from the last sentence of the “General Stock Market” risk in each Fund’s Summary Prospectus section.

Response: The Registrant has removed the words “more or” from the last sentence of the “General Stock Market” risk in each Fund’s Summary Prospectus section.

COMMENT 12: Summary Prospectus—Investments, Risks, and Performance—Principal Risks of Investing in the Fund

Comment: Remove the “Non-U.S. Securities” risk from the “Principal Risks of Investing in the Fund” section of the Summary Prospectus sections of the prospectus if investing in non-U.S. Securities is not a principal investment strategy of the Funds.

Response: The Registrant has removed the “Non-U.S. Securities” risk for Baron Partners Fund, Baron Retirement Income Fund and Baron Real Estate Fund because it is not a principal investment strategy of those Funds.

COMMENT 13: Summary Prospectus—Investments, Risks, and Performance—Principal Risks of Investing in the Fund

Comment: For those Funds that include the “Non-Diversified Portfolio” risk in the “Principal Risks of Investing in the Fund” section of the Summary Prospectus section of the prospectus, add language that better explains how the ability to make larger investments in fewer issuers can impact the Fund.

Response: For Baron Partners Fund, Baron Retirement Income Fund and Baron Real Estate Fund, the Registrant has revised the “Non-Diversified Portfolio” risk to read as follows: “Non-Diversified Portfolio. The Fund is non-diversified, which means it may have a greater percentage of its assets in a single issuer than a diversified fund. Because of this, a non-diversified fund may invest a greater percentage of its assets in fewer issuers and the performance of those issuers may have a greater effect on the performance of a non-diversified fund versus a diversified fund. Thus, a non-diversified fund is more likely to experience significant fluctuations in value, exposing the Fund to a greater risk of loss in any given period than a diversified fund.”

COMMENT 14: Summary Prospectus—Investments, Risks, and Performance—Principal Risks of Investing in the Fund

Comment: Where applicable, include a “Small- and Medium-Sized Companies” risk for each Fund.

Response: The Registrant has included a “Small- and Medium-Sized Companies” risk in the Summary Prospectus section of Baron Partners Fund, Baron Retirement Income Fund and Baron International Growth Fund.

COMMENT 15: Summary Prospectus—Investments, Risks, and Performance—Performance

Comment: For those Funds with performance prior to becoming a registered mutual fund, include the disclosure required by the “MassMutual” No-Action Letter.

Response: For Baron Partners Fund and Baron Retirement Income Fund, the disclosure of their performance prior to becoming a registered mutual funds is accompanied by the “MassMutual” No-Action Letter disclosures.

COMMENT 16: Summary Prospectus—Investments, Risks, and Performance—Performance—Average Annual Total Returns

Comment: Remove the following disclosure preceding the Average Annual Total Returns table because it is not required by Items 1-8 of Form N-1A: “Prior to May 1, 2003, the Fund did not have a distribution policy. It was an unregistered partnership and did not qualify as a regulated investment company for federal income tax purposes and did not pay dividends and distributions. As a result of the different tax treatment, we are unable to show the after-tax returns for the Fund prior to May 1, 2003. The index information is intended to permit you to compare the Fund’s performance to a broad measure of market performance. The after-tax returns are intended to show the impact of assumed federal income taxes on an investment in the Fund. The Fund’s

“Return after taxes on distributions” shows the effect of taxable distributions (dividends and capital gain distributions), but assumes that you hold the Fund’s shares at the end of the period. The Fund’s “Return after taxes on distributions and sale of Fund shares” shows the effect of both taxable distributions and any taxable gain or loss that would be realized if the Fund’s shares were sold at the end of the period.

Response: The Registrant has removed the paragraphs in question. However, the Registrant believes that it is important to have disclosure explaining why Baron Partners Fund and Baron Retirement Income Fund do not have after-tax returns for periods prior to becoming mutual funds. Thus, the Registrant has included the following sentences at the end of the second paragraph of the “Average Annual Total Returns” sections of the summary prospectus of Baron Partners Fund and Baron Retirement Income Fund, respectively: “Because the predecessor partnership did not have a distribution policy prior to May 1, 2003, the Fund is unable to show after-tax returns prior to that date.” “Because the predecessor partnership did not have a distribution policy prior to June 30, 2008, the Fund is unable to show after-tax returns prior to that date.”

COMMENT 17: Summary Prospectus—Investments, Risks, and Performance—Performance—Average Annual Total Returns

Comment: Explain why Baron Partners Fund, an all cap fund, uses the Russell MidCap Growth Index as a comparison index in the Average Annual Total Returns table.

Response: The Registrant believes that the Russell MidCap Growth Index best reflects Baron Partners Fund’s investment strategy based on the Fund’s portfolio holdings.

COMMENT 18: Summary Prospectus—Management

Comment: For Baron Partners Fund and Baron Retirement Income Fund, disclose the period of time for which Ronald Baron was the manager for the predecessor partnership and the period of time for which Mr. Baron has been the portfolio manager of the respective Funds.

Response: The Registrant has revised the disclosure accordingly.

COMMENT 19: Summary Prospectus—Purchase and Sale of Fund Shares

Comment: Combine the “You can Purchase Shares By” and “You can Redeem Shares By” sections of each Summary Prospectus section of the prospectus.

Response: The Registrant has revised the disclosure accordingly.

COMMENT 20: Summary Prospectus—Purchase and Sale of Fund Shares

Comment: Remove the following disclosure regarding the frequent trading policy of the Funds from each Summary Prospectus section of the prospectus because it is not required by Form N-1A: “The Fund is not for short-term traders who intend to purchase and then sell their Fund shares within a six-month period. If the Adviser reasonably believes that a person is not a long-term investor, it will attempt to prohibit that person from making additional investments in the Fund.”

Response: The Registrant respectfully disagrees with the Staff’s comment.

The Registrant believes that most investors will only read the Summary Prospectus and that information that could result in an investor being banned from trading in the Funds should be disclosed. The Registrant believes that it would be unfair to penalize an investor for violating the Fund’s policy of trading in and out of the Fund within a six month period without having prominently disclosed that policy to the investor in the Summary Prospectus. Thus, the Registrant intends to leave the disclosure as is.

COMMENT 21: Summary Prospectus—Tax Information

Comment: For Baron Partners Fund, remove the second paragraph in the “Tax Information” section of the Summary Prospectus section of the prospectus because it is not required by Items 1-8 of Form N-1A.

Response: The Registrant has removed this disclosure from the summary section of the prospectus and has included it in the “U.S. Federal Income Taxation” section on page 47 of the prospectus.

COMMENT 22: Summary Prospectus—Investments, Risks, and Performance—Principal Investment Strategies of the Fund

Comment: For Baron Retirement Income Fund, reconcile the Fund’s annual distribution policy with the its investment goal of capital appreciation.

Response: The Registrant respectfully disagrees with the Staff’s comment. The Registrant believes that its disclosure regarding Baron Retirement Income Fund’s annual distribution policy reconciles with the Fund’s investment goal of capital appreciation. The Registrant’s disclosure makes clear that the annual distribution will come from dividends, interest income and/or capital gains or alternatively, if the Fund does not generate a 4% total return from these sources, from return of capital. Thus, the Registrant intends to leave the disclosure as is.

COMMENT 23: Summary Prospectus—Investments, Risks, and Performance—Principal Investment Strategies of the Fund

Comment: For Baron Retirement Income Fund, remove the following disclosure regarding endowments and the forecast language contained in the Principal Investment Strategies of the Fund section of the summary section for this Fund because it is not required by Form N-1A: “The goal is similar to that of college endowments, which are managed to provide both current income and principal growth. Such endowments typically spend 4% of the endowment’s beginning net assets for annual operating expenses. This strategy has typically allowed both the endowment’s principal and the amount it is able to distribute for operating expenses to increase over the long term. Shareholders may choose to receive the annual distribution in cash or reinvest it into the Fund. For Investors who choose to receive the annual distribution rather than reinvest that distribution, the Adviser believes that an investor’s shares have the potential to increase in value at least 100% within eight years. For investors who choose to reinvest their annual distributions in additional Baron Retirement

Income Fund shares, the Adviser believes that an investor’s shares have the potential to increase in value at least 100% within five years. Of course, there can be no guarantee that the Adviser will be successful in achieving its goals and the value of an investor’s shares may, in fact, decrease regardless of whether they choose to reinvest the distribution or receive it in cash.”

Response: The Registrant has removed that language accordingly.

COMMENT 24: Summary Prospectus—Investments, Risks, and Performance—Principal Risks of Investing in the Fund

Comment: For Baron Retirement Income Fund, add language to the “Distribution Policy” risk that explains that a shareholder who reinvests a distribution that is a return of capital will be reinvesting money that the shareholder already invested in the Fund.

Response: The Registrant has revised the “Distribution Policy” risk in the Summary Prospectus section of the prospectus for Baron Retirement Income Fund to add the following language: “Shareholders who reinvest a distribution that is a return of capital will be reinvesting money they already invested.”

COMMENT 25: Summary Prospectus—Tax Information

Comment: For Baron Retirement Income Fund, add disclosure regarding the tax consequences if the Fund returns capital as part of its annual distribution.

Response: The Registrant has revised the Tax Information of the Summary Prospectus section of the prospectus for Baron Retirement Income Fund to include the following disclosure: “If the Fund returns capital as part of its annual distribution, this will reduce the shareholders’ cost basis and result in a higher capital gain or lower capital loss when those shares, on which the distribution was received, are sold.”

COMMENT 26: Summary Prospectus—Investments, Risks, and Performance—Principal Risks of Investing in the Fund

Comment: For Baron International Growth Fund and Baron Real Estate Fund, add a “Growth Investing” risk to the “Principal Risks of Investing in the Fund” sections of the Summary Prospectus sections of the prospectus for these Funds.

Response: The Registrant has added the following “Growth Investing” risk to the “Principal Risks of Investing in the Fund” sections of the Summary Prospectus sections of the prospectus for Baron International Growth Fund and Baron Real Estate Fund: “Growth Investing. Growth stocks can react differently to issuer, political, market and economic developments than the market as a whole and other types of stocks. Growth stocks tend to be more expensive relative to their earnings or assets compared to other types of stocks. As a result, growth stocks tend to be sensitive to changes in their earnings and more volatile than other types of stocks.”

COMMENT 27: Summary Prospectus—Investments, Risks, and Performance—Principal Risks of Investing in the Fund

Comment: For Baron International Growth Fund, reconcile the “Geographic Risk” risk in the “Principal Risks of Investing in the Fund” section of the Summary Prospectus section of the Fund to the principal investment strategy of the Fund.

Response: The Registrant intends to invest broadly across geographic regions, and, therefore, has removed the “Geographic Risk” risk because it does not reconcile with the Fund’s principal investment strategy.

COMMENT 28: Summary Prospectus—Investments, Risks, and Performance—Principal Investment Strategies of the Fund

Comment: For Baron Real Estate Fund, define what is meant by “significant” real estate assets and “substantial” portion of its assets in the “Principal Investment Strategies of the Fund” section of the summary section of the prospectus for this Fund.

Response: The Registrant does not have a precise definition for the words “significant” or “substantial.” These are subjective terms, the definitions of which may depend on specific facts and circumstances. The Registrant has amended the description to make it clear that the use of those words is related to the opinion of the Adviser.

COMMENT 29: Prospectus—Principal Investment Strategies; Prospectus—Principal Investment Risks

Comment: The investment strategies and investment risks sections of the statutory prospectus should not contain principal investment strategies and risks of the Funds. The principal investment strategies and risks are to be included in the Summary Prospectus sections of the prospectus. The Registrant labels the additional investment strategies and risks contained in the statutory prospectus as “Principal Investment Strategies” and “Principal Investment Risks.”

Response: The Registrant has replaced the word “Principal” with “Additional” in the section headings for the investment strategies and risks contained in the statutory prospectus. In addition, unless otherwise indicated, the additional investment risks apply equally to all of the Funds.

Please do not hesitate to contact me at 212-583-2119 if you have any questions or require anything further.

Very truly yours,

/s/ Patrick M. Patalino

Patrick M. Patalino

General Counsel